D.R. COCKTAILS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
D. R. Cocktails LLC
Hermosa Beach, California

We have reviewed the accompanying financial statements of D. R. Cocktails LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2023
Los Angeles, California

D.R. COCKTAILS LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	4,738	$	34,087
Inventory		124,247		201,840
Total current assets		**128,984**		**235,927**
Total assets	**$**	**128,984**	**$**	**235,927**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	55,786	$	-
Total current liabilities		**55,786**		**-**
Convertible Note		415,000		405,000
Accrued Interest		47,086		13,906
Total liabilities		**517,873**		**418,906**
MEMBERS' EQUITY				
Members' Equity		(388,888)		(182,979)
Total Members' Equity		**(388,888)**		**(182,979)**
Total Liabilities and Members' Equity	**$**	**128,984**	**$**	**235,927**

See accompanying notes to financial statements.

D.R. COCKTAILS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 71,817	$ 12,557
Cost of Goods Sold	140,272	94,337
Gross profit	(68,455)	(81,780)
Operating expenses		
General and Administrative	97,967	101,343
Sales and Marketing	18,445	13,020
Total operating expenses	116,411	114,364
Operating Income/(Loss)	(184,867)	(196,144)
Interest Expense	33,180	13,906
Other Loss/(Income)	(13,123)	1,483
Income/(Loss) before provision for income taxes	(204,924)	(211,532)
Provision/(Benefit) for income taxes	985	2,354
Net Income/(Net Loss)	**$ (205,910)**	**$ (213,887)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2020	$ 30,908
Net income/(loss)	(213,887)
Balance—December 31, 2021	$ **(182,979)**
Net income/(loss)	(205,910)
Balance—December 31, 2022	$ **(388,888)**

See accompanying notes to financial statements.

D.R. COCKTAILS LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(205,910)	$	(213,887)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventory		77,593		(201,840)
Accrued Interest on Convertible Notes		33,180		13,906
Net cash provided/(used) by operating activities		**(95,136)**		**(401,821)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Notes		10,000		405,000
Borrowing on Shareholder Loan		55,786		
Net cash provided/(used) by financing activities		**65,786**		**405,000**
Change in cash		(29,350)		3,179
Cash—beginning of year		34,087		30,908
Cash—end of year	**$**	**4,738**	**$**	**34,087**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	33,180	$	13,906
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

D. R. Cocktails LLC was formed on October 9, 2020, in the state of Delaware. The financial statements of D. R. Cocktails LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hermosa Beach, California.

Damn Right Cocktails manufactures and supplies one of the world's first USDA certified organic, 100% de Agave Tequila Ready-to-Drink (RTD) Cocktails. Made in Mexico and imported to the U.S., these cocktails are authentically produced with real Tequila and all natural or organic ingredients.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to are finished goods which are determined using an average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of Agave Tequila Ready-to-Drink (RTD) Cocktails.

Cost of sales

Costs of sales include the cost of goods sold and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $18,445 and $13,020, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 124,247	$ 201,840.00
Total Inventory	**$ 124,247**	**$ 201,840**

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Number of Units	Class	Ownership percentage
Gabrielle Fitzpatrick	8,400,000	Preferred	84.0%
Mark Lewis	1,500,000	Common	15.0%
Blenheim Pickwick Venture Partners	100,000	Common	1.0%
TOTAL	**10,000,000**		**100.0%**

5. DEBT

Shareholder Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Gabrielle Fitzpatrick	$ 32,689	not set	Fiscal Year 2022	No set maturity	-	-	32,689	-	$ 32,689	-	-	$ -	$ -	$ -
Mark Lewis	$ 23,097	not set	Fiscal Year 2022	No set maturity	-	-	23,097	-	$ 23,097	-	-	$ -	$ -	-
Total					$ -	$ -	$ 55,786	$ -	$ 55,786	$ -	$ -	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

				For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Notes	$ 405,000	8.00%	Fiscal year 2021	32,790	46,696	-	405,000	451,696	13,906	13,906	-	$ 405,000	418,906
2022 Convertible Notes	$ 10,000	8.00%	Fiscal year 2022	390	390	-	10,000	10,000	-	-	-	$ -	-
Total				$ 33,180	$ 47,086	$ -	$ 415,000	$ 451,696	$13,906	$13,906	$ -	$ 405,000	$ 418,906

The convertible notes are convertible into Membership Units at a conversion price. The number of units/shares of Qualified Financing Securities issued to the Holder upon closing of the Qualified Financing shall be equal to the outstanding principal under this Note, plus the accrued and unpaid interest thereon, divided by eighty percent (80%) of the price at which the units/shares are sold to cash investors in the Qualified Financing (the "Conversion Price"), rounded down to the nearest whole unit/share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. RELATED PARTY

In 2022, the Company received a loan from the majority owner, Gabrielle Fitzpatrick, in the amount of $32,689. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, the outstanding balance of the loan is $32,689.

In 2022, the Company received a loan from the minority owner, Mark Lewis, in the amount of $23,097. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, the outstanding balance of the loan is $23,097.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 31, 2023, which is the date the financial statements were available to be issued.

On February 14, 2023, the Company issued a Convertible note agreement in the amount of $50,000. The note bears an interest rate of 8%.

In 2023, the Company issued 1% of equity to a consulting firm called Blenheim Pickwick Venture Partners, who is providing sales and marketing services to the Company. BPVP will be also entitled to receive 7% commission from the purchase orders that BPVP brings to the Company.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $184,867, an operating cash flow loss of $95,136, and liquid assets in cash of $4,738, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.